Exhibit 99.3

Engine Media Announces Intention to File a Notice of Intention to Make a Normal Course Issuer Bid

NEW YORK, October 4, 2021 - Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports gaming and next-generation media solutions company, announces that it intends to file with the TSX Venture Exchange (the “TSXV”) a Notice of Intention to Make a Normal Course Issuer Bid, which will allow the Company to purchase outstanding Company common shares. The implementation of the NCIB remains subject to the approval of the TSXV.

The NCIB will become effective three trading days following receipt of TSXV approval and will remain in effect until the earlier of (i) the date that is 12 months following commencement of the NCIB, (ii) the date on which the Company acquires the maximum number of common shares permitted under the NCIB, or (iii) the date upon which the Company provides written notice of termination of the NCIB to the TSXV.

The Company intends to engage Canaccord Genuity as its broker for the NCIB. Share purchases under the NCIB will be conducted through the facilities of the TSXV, and purchases of common shares will be made in accordance with the applicable policies of the TSXV at the prevailing market price of such common shares at the time of purchase. All common shares acquired by the Company under the NCIB will be cancelled.

The Company plans to implement the NCIB because it believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future prospects. Accordingly, the Company believes that having the ability to purchase its common shares will be in the interest of the Company and represents an opportunity to enhance shareholder value.

To the Company’s knowledge, none of the officers, directors or insiders of the Company, or any associate of such person, or any associate of affiliate of the Company, has any present intention to sell any securities to the Company pursuant to the NCIB. The Company has not previously purchased for cancellation any of its outstanding common shares.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of the common stock in the public offering described above in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the use of the NCIB and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869